PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
(to prospectus dated January 5, 2006)	Registration No. 333-130238

5,000,000 SHARES OF CLASS A COMMON STOCK

This document supplements the prospectus dated January 5, 2006 relating to the registration of our Class A common stock under our Registration Statement on Form S-4 (Registration No. 333-130238). This prospectus supplement is incorporated by reference into the prospectus. The information in this prospectus supplement replaces and supersedes the information set forth under the heading “Selling Stockholders” in the prospectus dated January 5, 2006.

An investment in our company involves risk.

You should read carefully the “Risk Factors” beginning on page 4 of the prospectus dated January 5, 2006

before deciding whether to acquire shares of our Class A common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is dated April 19, 2006.

SELLING STOCKHOLDERS

In general, the persons to whom we issue shares of Class A common stock under this prospectus will be able to resell such shares in the public market without further registration and without being required to deliver a prospectus. However, certain persons who receive our Class A common shares may want to resell those securities in distributions that would require the delivery of a prospectus. With our consent, this prospectus and a prospectus supplement may be used by certain stockholders who wish to sell our Class A common stock. As used in this prospectus, “selling stockholders” may include stockholders who receive our Class A common shares hereunder in connection with an acquisition and donees and pledgees selling shares received from such people. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement.

Selling stockholders may sell our Class A common shares in any combination of the following:

•	through the Nasdaq or any national securities exchange on which our Class A common stock has been approved for listing in the future;

•	directly to purchasers in negotiated transactions;

•	by or through brokers or dealers, in ordinary brokerage transactions or transactions in which the broker solicits purchases;

•	in block trades in which the broker or dealer will attempt to sell securities as an agent but may position and resell a portion of the block as principal;

•	in a transaction in which a broker or dealer purchases as principal for resale for its own account; or

•	through underwriters or agents.

Resales by selling stockholders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. Shares of our Class A common stock may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. The securities firm may resell the shares through other securities dealers, and commissions or concessions to those other dealers may be allowed. Such selling stockholders may indemnify any securities firm participating in such transactions against certain liabilities, including liabilities under the Securities Act and to reimburse them for any expenses in connection with an offering or sale of securities.

The selling stockholders and any broker-dealers who act in connection with the sale of shares hereunder may be deemed to be an “underwriter” within the meaning of the Securities Act. Any commissions received by them and profit on any resale of such shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

Selling stockholders may also offer shares of Class A common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling stockholders should seek the advice of their own counsel about the legal requirements for such sales.

In connection with resales of shares sold under this prospectus, a prospectus supplement will be filed under Rule 424(b) under the Securities Act, to disclose the identity of the selling stockholders, the number of shares to be sold by the selling stockholders, any material relationship a selling stockholder may have with us, and other details of the resale to the extent appropriate. Information concerning the selling stockholders will be obtained from the selling stockholders.

We will not receive any part of the proceeds from the resale by the selling stockholders of any shares under this prospectus. We will bear all expenses other than selling discounts and commissions and fees and expenses of the selling stockholders in connection with the registration of the shares being reoffered by the selling stockholders.

The following table sets forth, as of the date of this prospectus supplement, the following information:

•	the name of the selling stockholder;

•	the number of shares of Class A common stock that the selling stockholder may sell from time to time pursuant to the prospectus as supplemented; and

•	the number of shares of Class A common stock beneficially owned by the selling stockholder prior to the offering;

Selling Stockholder	Class A common shares that may be sold	Class A common shares owned before the offering
LeRoy Robbins[1]	6,682	6,682
Bruce D. Robbins	28,396	28,396
Experian Affiliate Acquisition, LLC[2]	321,227	3,463,415	[3]
Raymond Muldaur and Natalie Muldaur	17,190	43,771
Crestmont Ventures, Inc.	17,190	43,771
David F. Guido	17,190	43,771
Jorge Rodriquez Montanez, Jr., and Michelle Nichole Mendez	17,190	43,771

[1]	Mr. Robbins currently serves as Executive Vice President of Recruiting Services, a division of First Advantage.
[2]	Experian Affiliate Acquisition LLC is a wholly-owned subsidiary of Experian Information Solutions, Inc (“Experian”).
[3]	As reported on Experian’s Schedule 13G filed with the Securities and Exchange Commission, Experian owns 3,463,415 of First Advantage’s Class A common stock as a result of its ownership of a 20% interest in First American Real Estate Solutions LLC (“FARES”), a joint venture with First American Corporation (“First American”). First American owns approximately 83% of First Advantage’s capital stock. As of January 17, 2006, Experian owned approximately 6% of First Advantage’s capital stock. Mr. Donald Robert, a member of First Advantage’s board of directors, is the chief executive officer of Experian Group, an affiliate of Experian. Certain of First Advantage’s affiliates purchase credit reports from Experian.

Except as otherwise stated above, the selling stockholder has not held any other position or office with, been employed by or otherwise has had any material relationship with First Advantage or First Advantage’s predecessors or affiliates during the three years prior to the date of this prospectus.

The selling stockholder may offer all or some portion of the shares of Class A common stock listed above in the column “Class A common shares that may be sold.” Accordingly, no estimate can be given as to the amount or percentage of outstanding Class A common shares that will be held by the selling stockholder upon termination of sales pursuant to this prospectus supplement. In addition, the selling stockholder identified above may have sold, transferred or disposed of all or a portion of his Class A common shares since the date on which he provided the information regarding his holdings in transactions exempt from the registration requirements of the Securities Act.

This prospectus, as supplemented, will be further amended or supplemented, if required by the Securities Act and the rules of the SEC, to disclose the identity of additional selling stockholders, the number of shares to be sold by the selling stockholders, any material relationship a selling stockholder may have with us, and other details of the resale. Information concerning the selling stockholders will be obtained from the selling stockholders.